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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rock of Ages Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

772632105

(CUSIP Number)

Andrew Delaney
2121 San Felipe
#135
Houston, TX 77019
713/523-2901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 772632105

1.	Name of Reporting Person: Andrew Delaney		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 220,715

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 220,715

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 220,715

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%

14.	Type of Reporting Person (See Instructions): IN

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Introduction
     During the period of August 8-19, 2005, Andrew Delaney sold 23,814 shares of Class A Common Stock of Rock of Ages Corporation bringing his total owned to 220,715 or 4.7%.

Item 1.	Security and Issurer

Class A Common Stock of Rock of Ages Corporation, 772 Graniteville Road, Graniteville, Vermont 05654.

Item 2.	Identify and Background

Andrew Delaney, 2121 San Felipe, Suite 135, Houston, Texas 77019, is retired. He has not been convicted of any criminal or civil proceedings in the last five years and is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Not applicable.

Item 5.	Interest in Securities of the Issuer

Own 220,715 shares or 4.7%.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
8/25/05

Date
/s/ Andrew Delaney

Signature

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